

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 09, 2009

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Amendment No. 8 to Form SB-2 on Form S-1**
> **Filed December 18, 2008**
> **Second Response Letter Filed December 23, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page II-2

1.   We note your response to prior comment 1; however, we are unable to agree that the holding period for purposes of Rule 144 began while you took the position that the shares were not validly issued. Rather, the holding period began on the date of the settlement agreement. Please revise as necessary.

2.   We note your response to prior comment 2; however, it remains unclear how you conclude that the fact that you have agreed to remove restrictions on specific dates related to a number of shares that represents a multiple of the trading

volume of your securities does not amount to required risk factor disclosure. Therefore, we reissue the comment.

<u>Exhibits</u>

3. Please expand your response to prior comment 3 to provide us the support for your conclusion that it is in the normal course of business for a company like yours to enter into multiple agreements for stock promotion activities like the ones you entered. Also, it remains unclear why you believe investors are not entitled to information in the settlement agreements, such as the specific dates on which you have agreed to remove the restrictions on a number of shares that represents a multiple of the trading volume of your securities; therefore, we also reissue the related portion of prior comment 3. See Rule 408.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 if you have questions regarding these comments.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ernest M. Stern, Esq.— Seyfarth Shaw LLP